Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777

October 18, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.

Amendment No. 4 to Registration Statement on Form S-1/A

Filed on October 18, 2010

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”) and in response to the comments set forth in your letter dated September 30, 2010, we are writing to supply additional information and to indicate the changes that we have made in the enclosed Amendment No. 4 to the captioned Registration Statement. Factual information provided herein has been provided to us by Tibet Pharmaceuticals, Inc. (“TBET”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

TBET’s Amendment No. 4 includes some modifications in addition to revisions prompted by the Commission’s latest comments. Most notably, in response to FINRA comments, TBET and its placement agent have agreed to modify the placement agent warrants provision of the offering. TBET also has changed its formal corporate address, and we have revised the registrations statement and exhibits where appropriate to reflect that change. We are enclosing three redlined copies of Amendment No. 3 for your review with the hard copy of this letter to facility your review of this and other changes.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

October 18, 2010

Amendment No. 3 on Form S-1/A

Risk Factors

“We may be exposed to potential risks related to 9our internal controls. . .” page 34

1.	We acknowledge your response to our previous comment five. Please revise this risk factor to clarify that your registered public accounting firm will only be required to issue an attestation report on your internal controls over financial reporting if you are an accelerated file or a large accelerated filer. Please see the recent Release No. 33-9142

We acknowledge Comment No. 1. The referenced risk factor has been updated to reflect the new regulation, and the revised risk factor now reads as follows:

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

Upon the closing of this offering, we will become a public company in the United States that is or will be subject to, the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements may also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. Under current SEC regulations, our public accounting firm is required to issue an attribution report on our internal controls over financial reporting only if we are an accelerated filer or a large accredited filer. In addition, under current law, we will be required to include a management report beginning with our annual report for the 2010 fiscal year. Our management may conclude that our internal controls over our financial reporting are not effective.

Dilution, page 49

2.	Please revise your dilution discussion to address the following comments:

•

Please revise your dilution computation and disclosure to reflect the appropriate amount of underwriting discount and non-accountable expense allowance. In this regard, it appears that you did not update the underwriting discount and non-accountable expense allowance for the change in offering size from your last filing. The amounts you disclose in note 1 to the table are not consistent with those disclosed on the cover page to your prospectus nor with those in your use of proceeds or capitalization disclosures.

•	Please revise your dilution to reinstate note 2 to your table.

•	Please update the dilution amount in your risk factor disclosure on page 38 to be consistent with the revisions made as a result of this comment.

We acknowledge Comment No. 2. Both the Dilution section and the referenced risk factor have been updated as corrected. The revised text of each is set forth below for your reference.

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders at June 30, 2010 was $15,352,777 or approximately $1.30 per common share. Net tangible book value per common share as of June 30, 2010 represents the amount of total tangible assets less goodwill, acquired intangible assets and total liabilities, divided by the number of common shares outstanding.

If the minimum offering is sold, we will have 14,312,500 common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after June 30, 2010, will be approximately $29,552,777 or $2.06 per common share. This would result in dilution to investors in this offering of approximately $3.94 per common share or approximately 66% from the assumed offering price of $6.00 per common share. Net tangible book value per common share would increase to the benefit of present stockholders by $0.76 per share attributable to the purchase of the common shares by investors in this offering.

If the maximum offering is sold, we will have 14,812,500 common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after June 30, 2010, will be approximately $31,312,777 or $2.11 per common share. This would result in dilution to investors in this offering of approximately $3.89 per common share or approximately 65% from the assumed offering price of $6.00 per common share. Net tangible book value per common share would increase to the benefit of present shareholders by $0.81 per share attributable to the purchase of the common shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing common shares based on the foregoing minimum and maximum offering assumptions.

	Minimum Offering(1)	Maximum Offering(2)
Assumed offering price per common share	$6.00	$6.00
Net tangible book value per common share before the offering	$1.30	$1.30
Increase per common share attributable to payments by new investors	$0.76	$0.81
Pro forma net tangible book value per common share after the offering	$2.06	$2.11
Dilution per common share to new investors	$3.94	$3.89

(1)

Assumes net proceeds of $13,200,000 from offering of 2,500,000 common shares, calculated as follows: $15,000,000 offering, less underwriting discount of $1,050,000, non-accountable expense allowance of $150,000 and offering expenses of $600,000.

(2)

Assumes net proceeds of $15,960,000 from offering of 3,000,000 common shares, calculated as follows: $18,000,000 offering, less underwriting discount of $1,260,000, non-accountable expense allowance of $180,000 and offering expenses of $600,000.

You will experience immediate and substantial dilution.

The initial public offering price of our common shares is expected to be substantially higher than the pro forma net tangible book value per share of our common shares. Therefore, assuming the completion of the maximum offering, if you purchase common shares in this offering, you will incur immediate dilution of approximately $3.89 or approximately 65% in the pro forma net tangible book value per common share from the price per share that you pay for the common shares. Assuming the completion of the minimum offering, if you purchase common shares in this offering, you will incur immediate dilution of approximately $3.94 or approximately 66% in the pro forma net tangible book value per common share from the price per share that you pay for the common shares. Accordingly, if you purchase common shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and Amendment No. 3 to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel